Exhibit 99(a)(7)

VMSI - Q2 2007 Ventana Medical Systems Earnings Conference Call

Event Date/Time: Jul. 20. 2007 / 8:30AM ET

CORPORATE PARTICIPANTS

Shawnee Sizemore

Ventana Medical Systems - IR

Christopher Gleeson

Ventana Medical Systems - President & CEO

Larry Mehren

Ventana Medical Systems - CFO

Tom Grogan

Ventana Medical Systems - Chief Medical Officer & Founder

CONFERENCE CALL PARTICIPANTS

Tim Lee

Caris & Company - Analyst

Bruce Cranna

Leerink Swann - Analyst

Jon Wood

Banc of America Securities - Analyst

Mira Suava

Bear Stearns - Analyst

Bruce Jackson

RBC Capital Markets - Analyst

Peter Lawson

Thomas Weisel Partners - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Ventana Medical Systems second-quarter and first-half 2007 earnings conference call. My name is Twanda, and I will be the operator for today. (OPERATOR INSTRUCTIONS). As a reminder, this call is being recorded for replay purposes.

At this time I would now like to turn the call over to Ms. Shawnee Sizemore. Please proceed.

Shawnee Sizemore - Ventana Medical Systems - IR

Good morning. The slide presentation for today’s call can be accessed via the Internet at www.ventanamed.com.

This presentation contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements in this presentation include, but are not limited to, statements regarding projected operating results, revenue and market growth and operating margins and anticipated products and technology development and placement. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. We may not achieve projected future operating results, and product and technology development activities may not be as successful as we expect in terms of the timing of product availability to the market or customer rates of adoption. Ventana’s projections, while presented with numeric specificity, are necessarily based on a variety of estimates and assumptions which though considerably reasonable by Ventana may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are and will be beyond Ventana’s control. Ventana cautions that no representations can be made or are made as to the accuracy of these projections or to Ventana’s ability to achieve the projected results.

Other risks and uncertainties include risks associated with the development, manufacturing, marketing and sale of medical products, competitive factors, general economic conditions, legal disputes and government actions, and those other risks and uncertainties contained in our most recent annual report filing with the Securities and Exchange Commission, the SEC on Form 10-K and all subsequent SEC filings. Copies of filings with the SEC are available through the SEC’s Electronic Data Government Analysis Retrievable system, EDGAR, at www SEC.gov.

We undertake no obligation following the date of this presentation to update or revise our forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements.

We caution you not to place undue reliance upon any such forward-looking statements which speak only as today’s date. Past performance is not indicative of future results. We cannot guarantee any future operating results, activity, performance or achievements. Ventana’s stockholders should read the Company’s solicitation recommendation statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission on July 11, 2007, and any amendments or supplements thereto. The Company’s solicitation recommendation statement sets forth the reasons for this recommendation of the Ventana board and related information. The solicitation recommendation statement and other public filings made from the time by the Company with the SEC are available without charge from the SEC’s website at www.SEC.gov or Ventana’s website at www.ventanamed.com or from Ventana’s information agent, Innisfree M&A Incorporated at number 888-750-5834.

I would now like to turn the call over to Ventana’s President and Chief Executive Officer, Chris Gleeson. Chris?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Thanks, Shawnee. Good morning and welcome to our regularly scheduled quarter two conference call. I am joined on the call by our Chief Financial Officer Larry Mehren and our Chief Medical Officer and Founder of Ventana Dr. Tom Grogan.

We plan to cover a lot more than our Q2 numbers on this call, and our format will be different to the quarterly conference call that many of you have been used to in the past. This is in part because in light of the recent Roche offer, we thought it would be important to share with both our long-time and new investors better insight into the fundamental value proposition that Ventana offers to health care providers, as well as explain why Ventana has been successful in the past and how we will create substantial shareholder value into the future.

In addition to discussing our Q2 results today, we will provide revised guidance for 2007, guidance for 2008 and directional guidance for 2009. We will describe exactly how we will achieve this growth, how likely starting momentum we are experiencing in our business and the substantial shareholder value creation opportunities we believe reside within our Company.

If I can draw your attention to slide three in the deck. Those of you who are new to Ventana, I thought I would provide a little background on our Company and the value we bring to patients and patient care.

Let me talk about being a leader in tissue-based cancer diagnostic testing. Some of you may be asking, what is a tissue-based cancer diagnostic test? Well, while the technology is relatively complex, the concept is simple. When someone goes to a hospital for an in-patient or outpatient procedure and the tissue is removed such as a biopsy, the tissue is tested for cancer, and it is most likely this test is performed on a Ventana system using Ventana chemistry reagents.

As an aside, this is the basis of our Razor/Razor Blade business model. The testing itself takes two forms. Initially all tissue samples are tested in a screening format known as primary staining to determine whether the sample is normal or abnormal. Thankfully 80 to 85% of the samples are normal, and no further testing is required. The 15 to 20% that are abnormal by the primary staining method are then tested using an advanced stain to determine the nature of the cancer and importantly to allow the pathologists to discuss with the physician various treatment options for the patient.

I would point out that we have built our business up over the last 20 years by becoming expert in the area of advanced staining tissue diagnostics. In 2006 with Symphony we entered the primary staining market, which is approximately 20 times the size of the advanced staining market based on test volume. The combination of the Symphony platform and its associated annuity, plus our leadership in the core advanced staining business, drives real value to patients, caregivers and shareholders.

We have a proven track record of innovation and delivering superior data to our shareholders. As we look at our business today, we’re the leaders in tissue-based cancer testing, and we have numerous near-term opportunities to grow our core advanced staining business, as well as the new area of primary staining.

Companion Diagnostics, which I will explain in some detail shortly, provides even further significant upside potential for value creation. I will point you to slide four.

Participating in a growth market is important, and we’re fortunate to be the leader in a market that has very favorable growth dynamics. Our market is growing at approximately 15% compounded with very clear drivers. The aging population is leading to an increasing number of cancer cases. Laboratories performing these tests are experiencing extreme shortage of labor, and therefore, automation and the products that we provide are very important.

Reimbursement is favorable around the world generally and particularly in the US. And importantly, with the advent of new targeted therapeutics, high-value diagnostic tests and companion diagnostics will play a key role in continuing to drive this market.

On slide five you will see that Ventana has been built on a history of innovation, and this remains our key strategic driver today. Our original core ability was engineering and instrument design. And while this remains a strength today, we have over the last seven to nine years focused on also building a superior capability in diagnostic assay development, including core chemistry and systems integration.

That is the ability to seamlessly integrate new innovative tissue-based diagnostic tests onto our existing and new instrument systems. These two core capabilities will drive future innovation related market share gains and increased value.

Moving to slide six, in addition to our strategic driver of innovation, we have also invested heavily in global customer relationships. What is unusual for a company of our size is the very large global sales force. Within the companies who participate in the tissue testing market, we had the largest sales force and support team with direct operations in the US, Europe, Japan and the Asia-Pacific Rim. They are a true competitive advantage and will be a significant source of leverage going forward.

We effectively have built a global railroad into hospitals and laboratories that conduct tissue testing, and we have tremendous capacity to deliver more products and services down this railroad and into existing and new customers. No other company in this space matches this footprint. In fact, it is correct to say that at the moment and for the foreseeable future, our major competitors, Dako and Vision, are distracted and have their own set of challenges due to their recent acquisition and related integration activities. Our sales forces have not been idle in capitalizing on this situation.

On slide seven this large installed base, together with our Razor/Razor Blade business model has been a driving force behind the results we have achieved. Our ability to focus acutely on tissue diagnostic testing and execute against a well-planned and measured strategy has resulted in exceptional financial performance. With a revenue CAGR of 22% and an operating income CAGR of nearly 95% over the past six years, our overall performance ranks with the best companies in medical device and diagnostics.

78% of our revenues come from reagents and consumables, and as the installed base grows, so does our consumable annuity and this drives tremendous earnings power. This is important to understand.

On slide eight you can see that this earnings power has been translated into superior shareholder value with our stock price increasing at a five-year CAGR of nearly 40%. And as you will see, we have the ability to accelerate this performance through strong revenue growth and leverage of our global infrastructure while continuing to invest in innovation and customer relationships.

On slide nine I will talk to our quarter two results.

You have all seen the financial results and have a slide in front of you, so in the spirit of time let me summarize. Total sales for the second quarter were $71.8 million, 21% ahead of the same quarter in 2006.

Our reagent and other business was strong with 22% growth such as the same prior year quarter. Instrument revenues were up 19% from last year. We’re very pleased with the continued traction we’re getting with our Symphony business. During the quarter we received 15 new orders, which is greater than we had planned and a positive indicator of future performance.

Growth in our North American business continued with revenues of $51.6 million, up about 22% from Q2 of last year. Our international businesses also grew in the quarter, reporting revenues of $20.2 million up nearly 20% from Q2 last year or 14% after excluding the favorable foreign exchange in the quarter.

Second-quarter gross margin of 75.3% was slightly down from last year’s 76.5, due mainly to mix and our decision to proactively accelerate a field upgrade for the BenchMark advanced staining system. As you are aware, product development remains a high priority for us, and we invested $10.4 million in R&D in the second quarter, up 23% compared to the $8.5 million spent in the second quarter of last year.

Our SG&A investment was 44% of sales, the same as last year. In absolute dollar terms, we invested an incremental $5.6 million in our commercial organizations. 2007 GAAP income from operations of $10.4 million improved by 2% versus Q2 of last year. The 2007 results included approximately $1.1 million in costs incurred as a result of the unsolicited Roche offer. So 2007’s Q2 non-GAAP income from operations was $11.5 million or an improvement of 13% versus Q2 2006 on an apples-to-apples basis.

While GAAP net income for the quarter was $7 million or basically the same as Q2 of last year, year-over-year non-GAAP net income was up better than 7% after excluding the net impact of the previously mentioned costs.

Moving to slide 10. Before I move to actual guidance for 2007 through 2009, I would like to touch on the key revenue and margin drivers for our business. In advanced staining we’re very comfortable with the growth rate of approximately 20% on average, and this is very consistent with prior year prior management guidance. This growth will be supported and perhaps enhanced by the launch of new platforms and diagnostic tests. Symphony will ramp gradually to over $70 million in 2009, and there will be some influx from business development activities and partnership initiatives.

Gross margin will move higher due to product mix and lower cost of goods from the introduction of certain new technology. Operating margin will also improve due to increasing profitability of Symphony post the launch. Normalized R&D spending after a heavy investment year in 2007 and general infrastructure leverage throughout our P&L.

So on slide 11 you can see our revised 2007 guidance. We started the year well with Q1 results coming in above expectations. This strong performance has, as you are aware, continued into Q2, and we expect this to remain for the balance of 2007.

Our advanced staining business is going from strength to strength, and following a very good quarter for the new Symphony orders, initial and fill performance both with the instrument system and the staining, we are confident new orders and thus placements for our primary staining business will be at the top end of current street expectations.

Our new guidance for full-year 2007 is for revenues in the range of 292 to $296 million and EPS, excluding any special charges associated with the unsolicited Roche offer, to be approximately $1.31. On a quarterly basis, revenues and EPS for Q3 and Q4 are expected to be in the range of 73 to $75 million and 83 to $85 million and EPS $0.18 and $0.41 respectively.

On slide 12 I want — I will talk to 2008 guidance. So moving from 2008, let me provide you with some detailed guidance. For 2008 we are forecasting revenues in the range of 370 to $385 million and EPS of $1.86 to $1.96. This is above current consensus numbers, although it should be noted that this is the first time we have provided detailed guidance on the 2008 year. I’m going to give you more detail on how we intend to achieve these numbers very shortly. But I would like to spend a little time now taking you through the bridge between 2007 and 2008 because I believe you will see that there are no heroics here, rather a continuation of the exciting momentum in our business and the leveraging of our infrastructure.

This is something we promised shareholders we would do in 2008 after many years of increased investment in R&D and sales. Let me start with the revenue bridge.

Coming off a base of revenues of approximately $294 million, we expect our advanced staining business growth rate to be approximately 20%. Driven by new business from our existing customers, the acquisition of new customers and by the launch of major new products. In 2008 alone, we will launch a major new advanced staining platform, an integrated information management system, and several new diagnostic tests including an FDA approved new gene test for use with Herceptin therapy.

As it relates to Symphony, again there are no heroics here. Our 2008 numbers are driven off our expected installed base at the end of 2007, and new placements next year are consistent with what you have in your models today.

We continue to be optimistic that we can meet or surpass these numbers. The revenue growth coming from the other category relates directly to our contracted business with pharma companies and several business development initiatives.

In terms of the operating margin bridge, this is also pretty straightforward. Our pro forma operating margin in 2007 is approximately 21%. Gross profit will increase slightly due to product mix and manufacturing efficiencies and will be a very small gain from R&D leverage, although in terms of pure dollars, we will be spending considerably more.

The main leverage gains come from SG&A, and that is to be expected. In the quarter just passed, our SG&A was 44% of sales against industry average standard of around 34 to 36%. We have made substantial investments over the past several years in the advanced staining and Symphony salesforces, and also in our in-house customer support and internal business systems. These investments were well-planned and communicated to shareholders in the past. It is now time to leverage these investments as we simultaneously demonstrate strong revenue growth and achieve our overall operating margin of 28%.

I will provide more details on our plans to leverage the P&L shortly.

Moving to slide 13, in relation to guidance for 2009, we have continued with strong revenue growth due to increased customer acceptance of our new platforms and diagnostic tests in advanced staining and the growing penetration of Symphony in the primary staining market. Continued improvement in our gross margin will occur as a larger component of our revenues come from diagnostic tests, and SG&A leverage will continue as we invest more dollars if I grow the top line at a greater rate.

Moving to slide 14, in the next six slides, I’m going to do a deep dive on the key drivers of our revenue in 2008 and 2009, as well as provide more detail on just how we will gain leverage through our P&L.

You can see from this slide that we divide our revenue drivers into three areas — advanced staining, primary staining, and companion diagnostics. Let me start on slide 15 with our core business of advanced staining, the engine of our business.

We have been enjoying much success in gaining market share on a global basis, and we expect this to continue through 2008 at a minimum. In 2008 we will launch several new high impact products. A new high-end advanced staining platform, UltraPlex, which is a multifunctional system but will provide rapid same-day gene and protein testing. V-LINK, an integrated information management system. A new FDA approved gene test using SISH technology for patients who may respond to Herceptin therapy and nearly 10 new diagnostic antibody tests. These are very substantial product launches and will meaningfully add to the significant product differentiation we have today.

It is very important to note that consistent with our historic introduction of new systems, we anticipate that our new highly innovative UltraPlex platform will begin ramping quickly and drive greater annuity compared to our legacy systems. The new tests such as the SISH-based gene tests I mentioned above will also command substantially higher price points due to their superior value proposition.

We have stated for some time now that our core advanced staining business can grow approximately 20% annually for the next few years. Our 2008 projection is to grow the advanced staining business consistent with this guidance. And with the exciting new product introductions I have outlined, combined with competitor distraction and our highly motivated sales force’s ability to capitalize on this situation, we feel very comfortable with these numbers.

All of these feed into our proven Razor/Razor Blade business model.

So on slide 16 all of these factors we believe will enable us to extend our leadership position in advanced staining. Our differentiated automated platforms, our continued expansion of proprietary high-value diagnostic tests and our ability to leverage our significant sales and customer service infrastructure to drive adoption at significant levels. They give us great confidence in our ability to achieve if not exceed the numbers we have provided.

Slide 17 takes us to primary staining. Primary staining is definitely a driver of future revenues, but we have been careful to not base our 2008 and 2009 guidance on Symphony accelerating at a greater rate than we have talked to you about in the past. It goes without saying that Symphony has tremendous potential, and based on our Q2 numbers and the number of orders we have already received in Q3, we are confident we are right on track.

I would note that two of our most recent orders received for Symphony are for hospitals that each do in excess of 400,000 tests per year. As you can see, the annuity and thus value creation capability from Symphony is very significant.

So a couple of key points on Symphony. It takes us to the largest highest volume tissue-based diagnostic test market. It is the only fully automated proprietary staining system available today, and it offers superior clinical utility, safety and productivity and thus supports our premium pricing strategy.

Moving to slide 18, we have used relatively conservative placement numbers compared to the placement rate we saw when the BenchMark was introduced, and when you consider the much higher utilization rate for the Symphony system, there is an opportunity for accelerated revenue and thus additional value creations.

Let me now talk to operating leverage on slide 19. Leveraging our SG&A is an important component of value creation for Ventana in 2008 and 2009, and we are confident of our ability to do this.

As many of you are aware, we have been investing heavily in R&D, sales and our internal systems for some years now, and at the beginning of 2007, we indicated to all of you that beginning in 2008 we will be ready to leverage the investments and deliver the margin return to shareholders.

Don’t be misled. We are not cutting back on either R&D or sales. In fact, more dollars will be invested. It is simply that we will be spending less in these areas as a percent of sales than we did in the past. We will also benefit from significant non-recurring legal expenses that will improve operating margin in 2008 and onwards.

All-in-all we are very comfortable in our ability to gain necessary leverage and move our operating margin to levels that are in line with industry leaders in medical device and diagnostics.

On slide 20 we have provided a high-level perspective on our outlook, and we can appreciate that you don’t always feel comfortable with longer-term projections. I think it is very important for you to understand that we have a reasonably predictable business. Put rather crudely we place instrument systems in hospitals. Patients are there everyday in increasing numbers to be diagnosed. Hospitals test the patient’s tissue using our reagents, and a predictable annuity stream is established. These annuity streams form the majority of our annual revenues. All the products and solutions we need to drive these numbers are either well advanced in their product development process and/or have passed the technical feasibility phase.

Bottom line is that we have a true innovation engine and a sales and distribution infrastructure in place to take these new product solutions and related annuities to market in a rapid and successful manner.

On slide 21 we turned to companion diagnostics and the value this area can create. Not just for the diagnostic business, but also for pharma where in reality enormous value creation potential exists.

It’s become clear that companion diagnostics will be a key factor in the development and administration of many of the new cancer therapies. In fact, the FDA has recognized this fact, and as you can read has emphasized the importance of facilitating the development of these new test therapy combinations.

If you would move to slide 22. Companion diagnostics, which may be gene or protein-based, will be used to separate potential responders to new drugs from nonrespondents by detecting specific or multiple abnormal biomarkers that are known to respond to this specific new drug. As it relates to cancer, there are most likely to be tissue-based tests, and the technology used for the test will be immunohistochemistry and/or in situ hybridization, both key core competencies of Ventana.

The companion diagnostics will normally be developed pre-phase one and used to select patients for their clinical trial, and on the assumption of drug approval by the FDA, we then use to identify the same patient subpopulation in routine clinical practice. Our global installed base of platforms will act as a vehicle for these companion diagnostic tests to be made available as the drug is approved across the world. We believe that with our unique capabilities, only Ventana can capitalize on this opportunity.

On slide 23 let me now talk about companion diagnostics and value creation. If you look at this slide, you can see some very interesting data. While the value of the companion diagnostic to a diagnostic company is significant, 150 to $200 million market for a big four cancer supported by strong intellectual property, the huge upside for value creations result is pharma company. The independent data produced by IML simply states that where a companion diagnostic has clinical utility and is incorporated into the drug development process, the incremental value creation for one drug that is therapeutic application in one of the big four cancers — prostate, lung, breast and colon — is approximately $1.8 billion.

On slide 24 you will see that today we’re working with nine pharmaceutical partners on 22 individual projects. These projects range from the development of the new biomarker tests that have relatively little IP protection and target lower incident cancers to biomarker tests that have strong intellectual property and are targeted at one of the big four cancers. The pipeline of projects alone represents significant upside.

As a point of reference, each of the bubbles represents one of the 22 projects we have with multiple pharma companies. And as you can see, the pipeline has the potential to bring numerous companion diagnostic products to market beginning around 2010. We are convinced that companion diagnostics will play a significant role in the future of cancer drug development and subsequent treatment.

Ventana with industry-leading capabilities in the development and global distribution of gene and protein-based companion diagnostic tests is ideally positioned to capture significant value from the diagnostic tests, while at the same time be a critical success factor for the pharma companies.

Now on slide 25, in closing we thought it important to have an extraordinary quarterly call for our stockholders given recent developments. Over the last 20 years, Ventana has been singularly focused on generating value for its stockholders. It is our intent that while presenting more completely all the growth and value drivers we see for Ventana, you, our stockholders, can fully appreciate our opportunity to create even more meaningful value over the near and longer-term and value significantly beyond Roche’s offer.

As a global leader in tissue-based diagnostics, we have robust growth engine in both our core advanced standing and emerging primary staining businesses. While harnessing these growth engines, taking advantage of our unique position in companion diagnostics, and leveraging our industry-leading infrastructure, Ventana can deliver strong financial performance and drive significant stockholder value well into the future. It is for all of these reasons that the board of Ventana after careful consideration deemed the offer from Roche as inadequate based on value and not in the best interest of shareholders.

And that is the end of our presentation to you. We will be happy to entertain questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Tim Lee, Caris & Company.

Tim Lee - Caris & Company - Analyst

Just in terms of your ‘08 profitability and EPS outlook, the numbers were clearly well ahead of what we were looking for. I think this is the first time you have provided detailed guidance. But I think in the past you had mentioned that operating margins may be in that 23 to 24% range. Today you’re saying it is going to be around 28%. So I guess what I’m trying to get at is, are there any investments in maybe non-core projects or other investments that you are foregoing to help drive the bottom line, or were your previous comments just extremely conservative?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, in relation to the last comments, as you know we have generally been an understated company and been somewhat conservative in our guidance. I would normally be giving this guidance to you a quarter or so later. But no, there is no cutting back on special projects or anything that would harm our business. It is really all about being able to execute against the significant investment.

As you know, you have followed the Company for many years that we have been investing heavily in sales and R&D for probably seven or eight years. We have an enormous pipeline of products, and we have invested heavily in 2007 based on the gain we made on the Vision shares. So we’re really letting that loose, and also now we believe strongly we have a tremendous salesforce in place around the world, and we can leverage that accordingly.

Larry Mehren - Ventana Medical Systems - Chief Financial Officer

I would also add that much of our increase in 2008 is driven by strong revenues. In terms of R&D, we have not projected significant leverage year-over-year from R&D at all.

Tim Lee - Caris & Company - Analyst

Two more quick questions if I may. Has Roche or any of its associated companies seen the level of this detail in terms of your opportunities or any of the financial projections you’re looking for? Have they seen any of this?

Christopher Gleeson - Ventana Medical Systems - President & CEO

I am not going to comment on that.

Tim Lee - Caris & Company - Analyst

Just one last one here. I think given Roche’s current offer of $75, I think you had — I am paraphrasing here — but I think you have said that it was not even a reasonable starting point to begin discussion. So what kind of number do they need to come to you to you to even start a dialogue at this point?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, I’m not going to speculate on that. What I can say is that our Board understands its responsibilities and that is to its shareholders and it is all about value. We believe and we have said clearly that at $75 it is a nonstarter.

Operator

Bruce Cranna, Leerink Swann.

Bruce Cranna - Leerink Swann - Analyst

Just so I’m clear on the Symphony number in the quarter, I think you said 15 new orders. Is that not placements, or I guess said another way, where is the base today and what did you actually place in the quarter?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Okay. What we are doing because of the interest in Symphony, we are reporting our Symphony numbers for this year as new orders, and next year I will go into a general placement numbers that we talk about each quarter. But I think I have not got the exact number. But I think we installed of those orders that we received, we’ve installed 10 or 12.

Bruce Cranna - Leerink Swann - Analyst

Okay. And your comment that there is an accelerating trend there, presumably that is made with July information in hand?

Christopher Gleeson - Ventana Medical Systems - President & CEO

That is correct. We already have a number of orders already received in July.

Bruce Cranna - Leerink Swann - Analyst

Okay. And just one quick last one from me and I will drop off. The slide with the partnership data was very helpful. I’m just curious these nine partnerships with Pharma, is the pace of your partner shipping if that is a word activity increasing? Or I guess what I’m getting at is how many of these partnerships have been inked in the last year versus those that were already established?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, in relation to our companion diagnostics and our pharma partnerships, we have generally not spoken at all about those because naturally the pipeline for pharma is highly confidential. And we have been working with pharma companies now for the last probably five years extensively. But it has certainly increased in regard to contracted development over the last six to 12 months.

Bruce Cranna - Leerink Swann - Analyst

But again, is it fair to say that the pace of that partnership activity is increasing as well? I mean part of your argument here is that there is a lot of unlocked value there.

Christopher Gleeson - Ventana Medical Systems - President & CEO

The answer is that it has increased significantly over the last six months.

Bruce Cranna - Leerink Swann - Analyst

Okay. And lastly, I am sorry what was the net place number for instruments for the year, I am sorry, for the quarter?

Christopher Gleeson - Ventana Medical Systems - President & CEO

We did not give a net placement, but I will ask Larry to give that. The gross placements I think were in the 250.

Larry Mehren - Ventana Medical Systems - CFO

Yes, the gross placement number was 243. The net placement member was 100.

Christopher Gleeson - Ventana Medical Systems - President & CEO

I think it is important to understand that we upgraded a substantial number of our old Nexus systems to BenchMark with existing customers. And that drives tremendously increased annuity where the BenchMark system uses about 30% more just for the same number of tests in annuity. So it is a very positive thing, and the remaining systems go to new customers.

We had a very strong, very very strong placement quarter.

Bruce Cranna - Leerink Swann - Analyst

And what was the revenue per instrument number?

Christopher Gleeson - Ventana Medical Systems - President & CEO

I did not —

Larry Mehren - Ventana Medical Systems - CFO

It was 31 5.

Operator

Jon Wood, Banc of America Securities.

Jon Wood - Banc of America Securities - Analyst

For the 400,000 H&E hospital labs you spoke of that ordered Symphony in the quarter, can you comment on the slide price?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, you know I think it is around — it is just around the $2.00 mark, $2.20.

Jon Wood - Banc of America Securities - Analyst

Okay. So average reagent annuity of significantly ahead of 120,000 that you’ve provided before?

Christopher Gleeson - Ventana Medical Systems - President & CEO

That is correct.

Jon Wood - Banc of America Securities - Analyst

Okay. Could you update us on an average annuity stream or maybe do you have an update to the average annuity stream on a Symphony machine?

Christopher Gleeson - Ventana Medical Systems - President & CEO

No, we’re maintaining an average annuity of around about like I said $120,000 in previous conference calls. As we get a more — a larger aim in the field, then we will be able to feed back that information to you. I would argue we probably will not change that until around about the second quarter of next year.

Jon Wood - Banc of America Securities - Analyst

Okay. And then could you comment for us at least qualitatively on the gross margin per slide at roughly $2.00?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, I have said that —well, I can tell you that the gross margin per slide is accretive to our gross margins overall.

Jon Wood - Banc of America Securities - Analyst

Okay. And then for the silver tests for Herceptin, what is the potential size of that product either taking Ventana’s advanced staining market share or basically extrapolating the installed base? What do you estimate is the actual market for that product?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, it is sort of a complex question. I think that, first of all, we think that we will have the gold standard in gene-based testing for HER2 with the introduction of the SISH. It is available in Europe today, and it is going really very, very well, and we expect it to be available in the US around the end of the second quarter. (inaudible) next year.

Just taking the US as an example, there are about 200,000 new breast cases today. The number of cases that are tested by gene is not on every case. It depends on some using protein, some using gene. If it became a first-line of testing where it is in certain countries already, this test will be well in excess of in the hundreds of dollars, hundred plus dollars. It is quite a large market. It would be the largest individual market for one test that we would be involved in.

Larry Mehren - Ventana Medical Systems - CFO

I would add one thing to that also. That particular test is easier to do than the current FISH technology and allows for extension into other markets outside of the US and the EU, which allows us to greatly expand our gene testing. And further that has significant implications for Herceptin as a drug, taking that worldwide where right now it is primarily a US and European drug.

Jon Wood - Banc of America Securities - Analyst

Okay, great. One more. This might be more of an academic question, but if you look at the market, $1.6 billion in tissue-based cancer diagnostics at the end of ‘06, if the whole market were to become automated overnight, theoretically how big would that figure become?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, if you take just one segment of that to give you an idea of the, say, the H&E market, that became automated overnight. You have got a market somewhere around about the $1.5 billion just in that one segment. So overall there is tremendous growth potential in this market.

The anatomical market will automate over time the same way as the clinical market has starting from — as it started back in the ‘70s and ‘80s. You talk about 20 years, and we are about halfway through it now. So I think over the next 10 years you’re going to see essentially automation globally of the whole process in histology.

Operator

Rick Wise, Bear Stearns.

Mira Suava - Bear Stearns - Analyst

It is actually [Mira Suava] for Rick speaking here. A couple of questions. Can you give us a little bit more color, and specifically in quantitative terms of the revenues that are coming to you from that Genentech agreement and possible other pharma agreements that you have in the pipeline?

Christopher Gleeson - Ventana Medical Systems - President & CEO

We can give you no information at all on any of our pharma relationships. I apologize for that.

Mira Suava - Bear Stearns - Analyst

Okay. Just speaking from a, you know, would that be included as part of your 20% advanced staining revenue guidance?

Christopher Gleeson - Ventana Medical Systems - President & CEO

No, and suffice to say that the value of the companion diagnostics and the work that we do in relation to that is viewed by the Pharma companies as extremely valuable, and they remuneration us accordingly through the development process.

Mira Suava - Bear Stearns - Analyst

Just going back to your updated guidance for 2008, I appreciate the conservatism. But just last quarter I think you guys were talking about growth in excess — revenue growth in excess of 20% and operating margin of 23 to 24%. We’re hearing significantly more today. I’m just kind of wondering here did anything change in particular just in the last three or six months that made you feel a lot more positive for ‘08?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, I think normally we will, as I mentioned earlier, we will give this guidance more towards the end of the year, but because of the circumstances, we felt it was appropriate to do that.

We have had a lot of success here in the development pipeline, and we have also been able to capitalize on a situation where our market is — our ability to grow the market is faster than we expected. We have had good success against the competition, and so we felt that was an appropriate guidance to give.

It was important for us also to give you a good understanding of the value that we can create in this business. And so we definitely opened up the component more than we have done in the past.

Mira Suava - Bear Stearns - Analyst

I appreciate the color. And just a clarification on the gross margin perhaps. Why would we — should we expect it to be down? I understand that there were some upgrades to BenchMark going on this quarter. Why should we expect it to be down for the entire year? And also how is a growing percentage of Symphony into the mix affecting your overall gross margin?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, firstly for the year, our gross margin will be increasing over prior year. This quarter specifically we had — as you know, quarter to quarter depending on the instrument sales, which saw a slightly lower gross margin, that will impact it based on the mix. But also we did a very proactive upgrade essentially of every BenchMark in the field, which was an important product that both affected cost. It was part of our value and our customer relationship building.

Mira Suava - Bear Stearns - Analyst

Okay. And just finally, Symphony and how that affects your gross margin overall?

Christopher Gleeson - Ventana Medical Systems - President & CEO

In the early stages, with all the costs associated with launching Symphony it is dilutive. But over time and very quickly, that becomes very profitable, and that is one of the reasons that our gross margin moves up over time and why we are so confident about our ability to deliver higher gross margins in the ‘08 and ‘09 period.

And that, by the way, is consistent with what we saw when we launched the BenchMark XT. Although I do think that because we have been somewhat conservative in the estimates for Symphony and the fact that it has such a more substantial revenue stream as an annuity, that we will get to — very, very quickly we will improve the margin on that product and the overall margin impact on the Company.

Mira Suava - Bear Stearns - Analyst

Thank you. I appreciate the color.

Operator

Bruce Jackson, RBC Capital Markets.

Bruce Jackson - RBC Capital Markets - Analyst

You have exchanged some letters with Roche. I was wondering where you stood right now in terms of your communication with them and if there are any plans to share more information?

Christopher Gleeson - Ventana Medical Systems - President & CEO

I have no comment on that, Bruce. Everything you have seen is public, everything that happened is public.

Bruce Jackson - RBC Capital Markets - Analyst

Okay. And then getting back to Symphony what was the mix between the reagent rental plans and the sales? The capital sales?

Christopher Gleeson - Ventana Medical Systems - President & CEO

It is a little higher on the reagent rental. Maybe 55, 45. I have not got the exact number here.

Bruce Jackson - RBC Capital Markets - Analyst

Okay. And in terms of the labs they are going into, just say they are going — how is the mix between, say, the large labs and the midvolume or low-volume labs?

Christopher Gleeson - Ventana Medical Systems - President & CEO

We’re still targeting the medium-sized labs. The larger — these larger orders that we have got in the last couple of weeks, more on the exceptions basis, we have really been targeting a huge number of labs in the 50 to 120,000 slides per year. That is our target market at the moment.

Bruce Jackson - RBC Capital Markets - Analyst

Okay. And then the $2.20 number that you quoted earlier, is that for the entire base, or was that just for those two 400,000 labs?

Christopher Gleeson - Ventana Medical Systems - President & CEO

It is — the pricing around $2.00 is for the very large labs. The pricing for smaller is well above $2.00.

Bruce Jackson - RBC Capital Markets - Analyst

Okay. And then with the companion diagnostic pipeline slide that you showed and the potential revenue for those particular products, is that with the current IHC technology or the new technologies?

Christopher Gleeson - Ventana Medical Systems - President & CEO

It is for — it is for IHC and also in situ hybridization. But you will note that we use our detection systems for — that are associated with that technology. The newer ones are the silver and in situ and also the Quantum Dots. And the Quantum Dots, really their application is in multiplexing. But it is still at the — at the core it is still immunohistochemistry and in situ hybridization.

Bruce Jackson - RBC Capital Markets - Analyst

Okay? And then could any of those companion diagnostic tests come to market prior to 2010?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, it is possible. It depends on the drug approval process. We’re really relying very much on that. We will be introducing — we already have a couple of tests in the pipeline coming out before that such as I think any EGFR and a [Type 02]. But the one — they are not referred to in that panel there. The ones that are in that panel we’re expecting in the 2010 plus timeframe.

But the real — as I mentioned in the prepared remarks, they are very value for us longer-term naturally as a diagnostics company. I mean for a company like ours to have one product that has the potential for $200 million is significant. But you can underestimate the value for pharma, and all pharmas are involved in the development of new drugs, new targeted drugs that will require a test to select the patients, for instance, to that therapy. So they are a tremendous value for Pharma.

Operator

(OPERATOR INSTRUCTIONS). Peter Lawson, Thomas Weisel Partners.

Peter Lawson - Thomas Weisel Partners - Analyst

I wonder if you could tell us about the backlog for Symphony? Have I got this right, and you have installed around 10 or 12 Symphony’s and there is what, a backlog of three to five?

Christopher Gleeson - Ventana Medical Systems - President & CEO

I think now that of the new orders that we received in Q2, I think now most of the majority have all been installed. The orders that we received in July I think maybe only one or two of those have been installed. But generally the backlog is not significant. We’re able to deliver the systems into the field within a couple of weeks of receiving the orders.

Peter Lawson - Thomas Weisel Partners - Analyst

How many Symphony’s were booked in the revenue number for Q2?

Larry Mehren - Ventana Medical Systems - CFO

15.

Peter Lawson - Thomas Weisel Partners - Analyst

15, okay. And then did you see any change in price for Symphony through the quarter, or was there any discounting?

Christopher Gleeson - Ventana Medical Systems - President & CEO

No, I think, as we have always said, that the larger labs like those ones I mentioned before, to very large hospitals at 400,000, they definitely get some preferential pricing. There is no question. But we have kept our pricing very consistent with what we said over the last couple of — the last couple of quarters. And I think as we see more and more papers coming out, then I believe we will support our pricing.

I can say we just held a symposium with our four symposiums around the country now of a clinical technical nature, and we have had tremendous response to those. So we’re optimistic that with the performance of the system now, which is very solid, and the increasing installed base that we will start to see some momentum through the rest of the year and into ‘08. But not greater than what we have already talked to you about.

Peter Lawson - Thomas Weisel Partners - Analyst

Okay. What is the percentage of reagent rentals in that advanced staining market? Should we be thinking about Symphony as more of a reagent rental sales?

Christopher Gleeson - Ventana Medical Systems - President & CEO

I think we have said with Symphony that we’re expecting about a 50-50. I mean it really is up to us to decide how fast we want to accelerate or otherwise the placements. The annuity stream is so large on Symphony that it makes it an ideal system to place on a reagent rental basis. But naturally our whole — our sales forces are incented to get capital and then get the reagents as well. So we try and — it is sort of a healthy tension within the sales overall.

But I think Symphony is more likely to have a higher reagent rental rate than we saw with BenchMark with its advanced staining. Even today with advanced staining, I think 70% of our systems are still at the end of the day cash sales or invoice sales versus reagent rental.

Peter Lawson - Thomas Weisel Partners - Analyst

Thank you. And then just finally, I wonder if you could compare and contrast between the BenchMark and the Symphony for that early adoption, the kind of acceptance and pushback you got from customers?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, you know in some ways the comparisons are a little difficult. I will answer it in a couple of ways. The first automated system was back in the early ‘90s, our semiautomated system back in the early ‘90s. So when we first launched BenchMark, we had I think a fair degree of pushback just based on the fact that it was more automated than what was there before.

What we’re looking at — excuse me, what we’re seeing, we believe we will see over the next twelve months is an increase — a rate of adoption quicker on the Symphony than we saw on BenchMark. The market has somewhat changed in its attitude towards automation from back in the early 2000. The driver is to automated far greater, and we believe that the adoption rate maybe in six to nine months will exceed what the normal adoption rate was with BenchMark at the same time.

The real big difference about these two systems is the size of the annuity stream. You know I think we show on one chart here the annuity — the ramping opportunity that exists for Symphony. And again, we’re trying to be somewhat conservative and pace ourselves on this, and that is why we have been not too aggressive. But it does have lots of potential.

Tom Grogan - Ventana Medical Systems - Chief Medical Officer & Founder

I would just add one thing. We have spent a significant amount of time and money developing an installed base, and we have excellent customer relationships. And each new adoption, frankly, is easier than the last. So that is a real positive for us. And on that slide, which I think you’re referring to, we are not showing any heroics in Symphony at all.

Quite the contrary, I think we’re showing a lot of conservatism there against what we were able to do with BenchMark.

Christopher Gleeson - Ventana Medical Systems - President & CEO

Peter, I think another important point is we have talked in the past about the number of clinical studies that are underway. We will start to see those coming out in Q4, along with the first one that is already out. That could make a difference to the adoption rates of Symphony based on its utility. But it is too early to predict that.

Operator

Tim Lee, Caris & Company.

Tim Lee - Caris & Company - Analyst

I could have very well missed this, but I did not see any reference in your slides for HPV as a big growth driver going forward. While it is not a big revenue contributor now, I thought with Symphony you would ultimately get into the cytology market, and then given your increased presence there, you would start leveraging HPV. Was I overestimating the potential impact of HPV in your revenues for the years ahead?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, I’m not sure what you had in your estimates, but HPV — we have the intellectual property rights to develop HPV tests, and we have an outstanding HPV test, the tissue on the market today. And it is actually a good contributor to revenues.

But we have not outlined in this presentation any major upsides from an investment in either the HPV market more broadly or, in fact, the cytology market. But, as you well know, the Symphony system and that architecture will form the architecture of the Symphony PAP stainer. We built little into that in this guidance with you, and equally our SISH technology and our Probe technology generally has excellent application in some of the other tests that are used in the cytology area. So we think there will definitely be upside. We have not talked about it, and there is not a lot built-in.

Tim Lee - Caris & Company - Analyst

And then just on that point, in terms of the Symphony PAP stainer in the cytology market, are those opportunities really beyond this current timeframe we’re talking about? So are those 2011 plus type opportunities, or are they potential upsides opportunities in ‘09, ‘10 or even sooner?

Christopher Gleeson - Ventana Medical Systems - President & CEO

I think it is more the latter. We have not planned to have our Symphony PAP stainer available in ‘08. We spent a lot of time on getting our UltraPlex and the other advanced staining platforms out and also stabilizing the Symphony system which we have done. But the team on Symphony, the smaller team on Symphony, is now moving over to the PAP work, and that will be done. So there is upside more in the ‘09, ‘10 timeframe that is out, but I don’t think we should include it in the ‘08 guidance.

Operator

Rick Wise, Bear Stearns.

Mira Suava - Bear Stearns - Analyst

Just a little bit maybe clarification on the UltraPlex. I know you guys mentioned it’s a new high-end system. How should we think about it? Is it going to be replacing BenchMark to a large part? Is it just an incremental instrument that labs will need to have in addition to BenchMark? Perhaps can you give us a little bit more color?

Christopher Gleeson - Ventana Medical Systems - President & CEO

Well, it is definitely not replacing the BenchMark XT. In fact, it will be positioned together with the BenchMark XT and at the higher end. It is a continuous access system that enables the rapid analysis of both IHC and SISH at the same time. It provides functionality. Many of our customers have indicated that they would like in relation to both that staining. And so we’re looking at it is — we do think — we think that the minilabs will have an UltraPlex and a BenchMark, and that system we’re looking to launch that in the first half of next year.

Operator

Ladies and gentlemen, this concludes the question and answer session. I would now like to turn the call over to Mr. Chris Gleeson for the closing remarks.

Christopher Gleeson - Ventana Medical Systems - President & CEO

Thank you very much. I hope the time we spent outlining in far more detail than we have ever done before the results of all of our investments over the last five or so years and particularly in the last 18 months and what we believe we can do in terms of putting those investments into value creation.

I would also point out that you should understand that our Board understands its responsibilities to shareholders, and all issues that we’re facing today are a matter of value. It is an issue of our Board understanding what is in the best interests of shareholders, and they will continue to do that on a go forward basis and on exclusively around value.

So I appreciate your time this morning, and thank you very much.

Operator

Ladies and gentlemen, that concludes the presentation. You may now disconnect, and have a great day.